March 12, 2008

United States Securities & Exchange Commission

Attn: Jason Niethamer

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Niethamer:

The following are our responses to the letter from Stephen Krikorian dated February 29, 2008. We have included each of your comments, followed by our response, in the same order and using the same numbering as the February 29, 2008 letter.

Form 10-K for Fiscal Year Ended March 31, 2007

Item 1.Business, page 4

1.

If you choose to present financial information about geographic areas in your financial statements instead of in the Business section, Item 101(d)(2) of Regulation S-K requires a cross reference to the presentation of this data in the financial statements. Please direct us to this cross reference, or ensure that you include this cross reference in your future filings.

Acxiom response: In future filings we will include a cross reference to the footnote in our financial statements that contains this data.

Item 1A. Risk Factors, page 21

2.

Many of your risk factors conclude that the risk you highlight “could adversely affect [y]our business,” “could result in decreased revenues, net income and earning per share,” could negatively impact your business or cause you to suffer significant harm, or some variation thereof. Each risk factor should highlight a material risk to your company, business or industry that is specific to you and the consequences of the risks you cite should similarly be specific. Please confirm your understanding and ensure that you revise these risk factors to avoid these generic conclusions and to reference specific outcomes that are directly tied to the risks you cite.

Acxiom response: We understand that each risk factor should highlight a material risk to our company, business or industry that is specific to us and that the consequences of the risks cited should similarly be specific. In future filings we will revise our risk factors to avoid such generic conclusions and will reference outcomes that are specific to our company and the risks we have cited.

3.

In addition, some of the risk factor subheadings you include are generic in nature and could apply to almost any company in any industry. See, as examples not intended to be exhaustive, the following risk factor subheadings:

•	We must continue to improve and gain market acceptance...., page 21;
•	Changes in legislative, judicial, regulatory, cultural or consumer environments...., page 21;
•	General economic conditions and world events could result in reduced demand...., page 22;
•	Failure to attract and retain qualified associates could adversely affect....., page 22; and
•	Decline in value of investments could negatively impact us, page 23.

Please confirm your understanding and ensure that you revise all generic risk factors so that they are tied more directly to the circumstances of your company. When properly drafted, risk factor subheadings should not be easily transferable verbatim from one company’s filings to another.

Acxiom response: We confirm our understanding that risk factors should be tied directly to the circumstance of our company and should not be easily transferable from one company’s filings to another. In future filings we will revise the risk factors and risk factor headings to be more specific to our company.

Item 9A. Controls and Procedures, page 38

4.

You describe the company’s disclosure controls and procedures as “controls and other procedures...designed to ensure that information required to be disclosed by a company in the reports that it files under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within required time periods to the Company’s management as appropriate to allow timely decisions regarding disclosure.” This definition of disclosure controls and procedures is more limited than what is called for under Rule 13a-15(e) or 15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act....is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer...is accumulated and communicated to the issuer’s management...as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule and that you will conform your disclosure in future filings. Please note that this applies to your quarterly reports as well.

Acxiom response: We confirm that our disclosure controls and procedures do meet all of the requirements under Rule 13a-15(e) or 15d-15(e) of the Exchange Act, and we will conform our disclosure in future filings, both in annual and quarterly reports.

5.

Please note that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during your fourth fiscal quarter in the case of an annual report. Your disclosure states that there was no change during the period covered by the report. Please confirm that you will conform you disclosure to the item requirement in future filings.

Acxiom response: We confirm that we will conform our disclosure to the requirements of Item 308(c) of Regulation S-K in future filings.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page F-3

6.

When drafting this section, please ensure that you not only provide quantified disclosure of the changes that occurred from period to period, but that you also discuss in material detail the factors affecting the changes. For instance, you describe a $12.5 million decrease in your International business due mostly to the sale of the German lettershop business. However, you do not discuss the business conditions that caused you to decide to sell that business. In future filings please ensure that you address the underlying business conditions that you believe affected the changes experienced from period to period and the company’s overall performance.

Acxiom response: We will address underlying business conditions that we believe affected the changes experienced from period to period and our overall performance in future filings.

7.

Your description of the fluctuations in revenues does not explain whether changes in prices for the services or data you provide had a material effect on the changes in your revenues from one period to the next. You should disclose in quantitative terms the extent to which changes in revenues from one period to the next are attributable to changes in prices as opposed to changes in volume. In this respect, the trend for prices of your technology (and any separate trend for changes in prices of services) over the period of the last three years and subsequent interim period should also be disclosed. The existing disclosure fails to inform investors of whether prices for the services and data of the type you sold have increased or decreased and by how much. Please ensure that you address these matters in future filings. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Acxiom response: In future filings we will discuss the extent to which changes in revenues from one period to the next are attributable to changes in prices as opposed to changes in volume, or to the introduction of new products and services as required by Item 303(a)(3)(iii) of Regulation S-K.

Exhibits

8.

You have not filed as an exhibit a copy of the agreement with EMC. This agreement does not appear to be in the ordinary course of business. Please tell us how you determined that this agreement did not need to be filed. See Item 601(b)(10) of Regulation S-K.

Acxiom response: When the EMC agreement was originally executed, Acxiom’s disclosure committee reviewed it and determined that it did not meet the criteria for disclosure under Item 1.01 of Form 8-K because the payments received from EMC in connection with the sale of our existing grid operating system were not material to our operations. We did, however, issue a joint press release with EMC in connection with the execution of the agreement. In connection with the issuance of the press release, we filed a Form 8-K to which we attached the press release as an exhibit and disclosed the execution of the agreement and the economic terms of the agreement under Item 8.01 of Form 8-K. Under Item 601(b)(10) of Regulation S-K, we are required to attach as an exhibit to our Form 10-K every contract not made in the ordinary course of business which is material to us. We did not file the EMC agreement as an exhibit to our Form 10-K because the payments received from EMC in connection with the sale of our existing grid operating system were not material to our operations.

10-K/A for Fiscal Year Ended March 31, 2007

Certain Relationships and Related Transactions, page 30

9.

You have not filed as exhibits to the amended Form 10-K any of the related party contracts, leases and other agreements you reference in the related transactions section. Please advise us as to why you believe the filing of each contract, lease or agreement is not required. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Acxiom response: The following chart (i) lists the contracts, leases and agreements we disclosed in Item 13 of our Form 10-K/A for the fiscal year ended March 31, 2007 and (ii) explains why we believe none of these contracts, leases and agreements were required to be filed as exhibits to our Form 10-K/A pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Contracts, Lease or Agreement	Explanation for not filing the contract, lease or agreement as an exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K
Contracts with the University of Arkansas at Little Rock (“UALR”).

These contracts were disclosed under Item 13 of our Form 10-K/A on a voluntary basis. As we believe is clear from the disclosure, we have determined that Dr. Mary Good does not have a direct or indirect material interest in the contracts as required under Item 404(a) of Regulation S-K. These contracts were entered into with UALR. We believe filing them as exhibits to our Form 10-K/A was not necessary because (i) Dr. Good is not a party to the contracts; (ii) she is not personally the recipient of any Acxiom funds under the contracts; and (iii) the contracts are immaterial in amount.

Contract between Acxiom and BMC Media, Inc. (“BMC”).

BMC is controlled by F.B. McLarty, the brother of one of Acxiom’s board members, Thomas F. McLarty, III. We believe filing this contract as an exhibit to our Form 10-K/A was not necessary because (i) Thomas F. McLarty is not a party to the contract; (ii) he is not a stockholder, director nor employee of BMC; and (iii) he does not receive a personal benefit from the commissions paid to BMC. In addition, we believe the contract is immaterial in amount.

Contract between Acxiom and Cognitive Data, Inc. (“CDI”).

CDI is one of our customers. CDI’s president and majority shareholder is the son-in-law of our former Company Leader Charles Morgan. We believe filing this contract as an exhibit to our Form 10-K/A was not necessary because Mr. Morgan is neither a party to the contract, nor is he a stockholder, director nor employee of CDI. In addition, we believe the contract is immaterial to Acxiom in amount.

Sponsorship Agreement between Acxiom and Morgan-Dollar Motorsports, LLC (“MDM”), related to our sponsorship of a celebrity race truck in the NASCAR Craftsman Truck Series

As disclosed in our Form 10-K/A, RM Promotions, LLC (“RMP”) owned 51% of MDM. Until December 2004, the majority owner of RMP was Rob Morgan, the son of our former Company Leader Charles Morgan. We believe that filing this contract as an exhibit to our Form 10-K/A was not necessary because Charles Morgan is neither a party to the contract, nor is he a stockholder, director nor employee of MDM or RMP. In addition, we believe the contract is immaterial to Acxiom in amount.

Lease Agreement between Acxiom and MorAir, Inc. (“MorAir”)

Our former Company Leader, Charles Morgan, is the majority stockholder of MorAir. As disclosed in our Form 10-K/A, we paid approximately $75,000 per month to MorAir in lease payments. We disclosed this contract in Item 13 of our Form 10-K/A because, under Item 404(a) of Regulation S-K, it exceeds $120,000 and a related party, Mr. Morgan, has an indirect material interest in the contract.

Filing this contract as an exhibit to our Form 10-K/A was not necessary because we believe the contract is immaterial in significance to Acxiom. Our belief is based on the fact that we had other air travel options available to us, including, but not limited to, a lease with GE Capital for a similar aircraft (which we also determined should not be attached as an exhibit to our Form 10-K/A) and a large number of available commercial air travel options. While having access to private air travel is a convenience, it is not material to our business. We also believe the contract with MorAir is immaterial to Acxiom in amount. Finally, we do not believe that other issuers (except for those who are in the air transport business) typically file these types of contracts as material agreements, presumably because wide ranging air travel options make them insignificant to their business operations.

10.	You do not describe the material features of your policies and procedures for the review, approval and ratification of related party transactions. See Item 404(b)(1) of Regulation S-K. Please advise.

Acxiom response: The material features of our policies and procedures for the review, approval and ratification of related party transactions are described in the introductory paragraph to the “Certain Relationships and Related Transactions” section at the top of page 30 of the 10-K/A.

Form 10-Q for Fiscal Quarter Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

11.

You do not discuss the underlying business conditions and company actions that resulted in the material fluctuations in the results of operations in the periods covered. Among the issues that might be addressed include the reasons that caused you to realign the business segments (which would appear to constitute trend information that should be discussed) and the reasons for and impact of terminating the acquisition of the company as well as the driving forces behind the increases in headcount and whether they were geographically focused or widely dispersed. This section should provide readers with management’s analysis of the factors driving the company’s performance. Please tell us what consideration you gave to providing your investors with this kind of analysis.

Acxiom response: We agree that more detailed disclosure regarding underlying business conditions and company actions that resulted in the material fluctuations in the results of operations in the periods covered would benefit the reader. We request that we be allowed to include the revised disclosure in our future filings beginning with the filing of our Form 10-K for the year ended March 31, 2008.

12.

We note that you attribute changes in consolidated financial statement line items to more than one factor. For instance, you state that the revenue growth in the US from acquisitions was offset by declines in traditional services in a few large IT management contracts, without specifying the offsetting amount. Similarly, you state that the increase in pass-through data revenue was offset by a decrease in other US data revenue. When changes in financial statement line items are attributable to more than one factor, you should ensure that you separately quantify the impact each factor has on the change. In addition, you should ensure that the causes of the changes are also discussed. Please tell us what consideration you gave to making these disclosures.

Acxiom response: We agree that when changes in financial statement line items are attributable to more than one factor, we should separately quantify the impact each factor has on the change. We request that we be allowed to include the revised disclosure in our future filings beginning with the filing of our Form 10-K for the year ended March 31, 2008.

13.

We note your disclosure on page 24 that “traditional services revenue was negatively impacted by reductions in processing volumes in many large financial services clients.” Elaborate on this reduction in processing volumes including whether this is a trend that you expect to continue in future periods. Further, we note the significant decline in deferred revenue for the nine months ended December 31, 2007 compared to the nine months ended December 31, 2006 without a corresponding decline in revenues. We also note the continued decline in your long term unbilled and notes receivables. Your response should include an analysis on whether the changes in these financial measures correlate to the processing volume reductions in many large financial services clients. Additionally, tell us what consideration you gave to including these details within highlights of the quarter ended December 31, 2007. Ensure that your disclosures identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Acxiom response: We expect the reduction in processing volumes which has occurred in the current period to continue as long as our large financial services clients continue to experience economic pressures. However, in some cases, reductions in processing volumes are offset by new clients or new and expanded services sold to existing clients.

The decrease in deferred revenue is not correlated with the decline in processing volumes. Instead, the decrease in deferred revenue has occurred primarily in our large outsourcing customers, for which revenues are not dependent on processing volumes.

The decline in unbilled and notes receivable is likewise not correlated with the decline in processing volume. This decline is due to collections of unbilled and notes receivables recognized in prior years and are not impacted by current-year operations.

We do not believe that supplementing our analysis of revenue with an analysis of either deferred revenue or unbilled and notes receivable would add meaningful information to our Management’s Discussion and Analysis, because we do not believe that these financial measures are an indicator of our future operations, or of known trends, events, demands, commitments or uncertainties. However, we do agree that more elaboration on the causes of the decrease in processing volumes as well as an indication of whether this is a trend that is expected to continue would be useful information. We request that we be allowed to include this type of analysis in our future filings beginning with the filing of our Form 10-K for the year ended March 31, 2008.

We believe the above responses address all of your comments. However, if you have further comments or need additional information, you can reach me at 501-342-1830 or you may call Wayne Gregory at 501-342-1204.

We confirm that Acxiom Corporation is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Acxiom Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher W. Wolf

Christopher W. Wolf
Chief Financial Officer